EXHIBIT 11

APPALACHIAN BANCSHARES, INC.

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month periods ended March 31, 2005 and 2004.

	March 31,	March 31,
	2005	2004

Basic Earnings per Share

Net income	$965,325	$896,453

Earnings on common shares	$965,325	$896,453

Weighted average common shares outstanding - basic	3,778,801	3,689,545

Basic earnings per common share	$0.26	$0.24

Diluted Earnings per Share

Net income	$965,325	$896,453

Weighted average common shares outstanding - diluted	3,929,673	3,862,309

Diluted earnings per common share	$0.25	$0.23